The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

December 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 9, 2019

File No. 333-232368

Dear Ms. Collins,

On behalf of The OLB Group, Inc. (the “Company”) we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 22, 2019, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on October 9, 2019 (the “Registration Statement”), which such Registration Statement reflects the Staff’s comments. Concurrently with this response, the Company has filed an amended Registration Statement on Form S-1 reflecting the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No.1 to Registration Statement on Form S-1

Summary of financial and other data, page 10

1.	Please revise to provide your non-GAAP measures and other key performance indicators for the interim periods presented and discuss any significant trends or fluctuations.

The Company has revised the Registration Statement to include the non-GAAP measures and other key performance indicators for the interim periods presented in the Registration Statement. The Company is not aware of any significant trends or fluctuations concerning these metrics.

Risk Factors

Failure to establish and maintain effective internal controls in accordance with Section 404..., page 47

2.	Please revise both here and on page 18 to clearly state that management has concluded that your internal controls over financial reporting were not effective at December 31, 2018.

The Company has revised the Registration Statement to clearly state that management has concluded that its internal controls over financial reporting were not effective at December 31, 2018.

Securities and Exchange Commission

December 18, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 55

3.	Please include a discussion of the predecessor financial statements for the year ended December 31, 2017 compared to both the predecessor and successor financial statements for the year ended December 31, 2018. Similarly, you should discuss the results for the predecessor and successor interim periods ending June 30th. You may supplement your discussion of the annual results of operations for the predecessor/successor periods with a discussion based on pro forma financial information; however, the pro forma information for fiscal 2018 should be presented in a format consistent with Article 11 of Regulation SX and should not be given greater prominence than that of your actual results.

The Company has revised the Registration Statement to include a discussion of the predecessor financial statements for the year ended December 31, 2017 compared to the predecessor and successor financial statements for the year ended December 31, 2018. The Company has also augmented the disclosure in the Registration Statement to discuss the results for the predecessor and successor during the interim periods ending September 30.

Liquidity and Capital Resources, page 57

4.	Please disclose the material terms of the commitment from a related party and significant stockholder to satisfy the company’s debt or other obligations through November 2020, including but not limited to, the identity of the related party, any limits or restrictions to the amount of funding that may be provided, repayment terms, and any termination provisions. Discuss how your liquidity might be impacted should such shareholder fail to satisfy the company’s debt and other obligations through such time. Please clarify whether the agreement is written and whether you intend to file the agreement as an exhibit pursuant to Item 601(b)(10)(iii) of Regulation S-K. Also, provide us with the proposed disclosures you reference in prior comment 5 regarding how you intend to repay the remaining balance of your long-term debt after such commitment expires.

The Company has revised the Registration Statement to disclose the material terms of the commitment from Mr. Herzog, including to identify Mr. Herzog as the related party, indicate the restrictions surrounding the commitment and provide the term and termination provisions of the commitment. Specifically, the Company notes that to date, the Company has not made any request to Mr. Herzog relating to the commitment, that in the event that the Company deems it necessary to request an advance from Mr. Herzog, the Company expects to negotiate the terms of such advance at that time and that Mr. Herzog has committed to not terminate this commitment during its term (though the Company also does not believe that it has recourse in the event that such commitment is terminated). The Company further notes that the commitment has been amended such that it terminates at the earlier of November 2020 and the completion of this offering so the Company does not believe that it will have any impact on the investors in the offering.

5.	Please disclose the specific terms of your financial covenants, including the required and actual ratio/amounts as of each reporting date. Refer to Item 303(a)(1) and Section IV.C of SEC Release 33-8350.

The Company has revised the Registration Statement to disclose the specific terms of its financial covenants, including the required and actual ratio/amounts as of each reporting date, and has provided disclosure in accordance with Item 303(a)(1) and Section IV.C of SEC Release 33-8350.

Securities and Exchange Commission

December 18, 2019

Consolidated Statements of Operations for the Years Ended December 31, 2018 and 2017, page F-7

6.	We note that you added footnotes to the summary financial and other data table and on the face of the interim statements of operations. Please include similar footnotes to the annual statements of operations and cash flows.

The Company has updated its audited financial statements in accordance with the Staff’s comment.

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2019 and 2018 (unaudited), page F-32

7.	Please revise to include a separate column presenting the predecessor cash flow information and include a footnote to clarify what the column for the six months ended June 30, 2018 represents.

The Company has revised the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018 to include a separate column presenting the predecessor cash flow information and included a footnote to clarify what the column for the periods represents.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP